BUTTERFIELD 2021 ANNUAL GENERAL MEETING VOTING RESULTS

Hamilton, Bermuda — July 1, 2021: The Bank of N.T. Butterfield & Son Limited (“the Bank”) (BSX: NTB.BH) (NYSE: NTB) announced the results of the Shareholders’ vote at the Bank’s Annual General Meeting held in virtual format yesterday (June 30, 2021).

Each of the proposals numbered 1 through 3 on the Meeting Agenda was approved by the requisite vote, including the re-election of Michael Collins, Alastair Barbour, Sonia Baxendale, James Burr, Michael Covell, Mark Lynch, Jana Schreuder, Michael Schrum, Pamela Thomas‐Graham and John Wright as directors.

-ENDS-

About Butterfield:
Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda, providing services to clients from Bermuda, the Cayman Islands, Guernsey and Jersey, where our principal banking operations are located, and The Bahamas, Switzerland, Singapore and the United Kingdom, where we offer specialized financial services. Banking services comprise deposit, cash management and lending solutions for individual, business and institutional clients. Wealth management services are composed of trust, private banking, asset management and custody. In Bermuda, the Cayman Islands and Guernsey, we offer both banking and wealth management. In The Bahamas, Singapore and Switzerland, we offer select wealth management services. In the UK, we offer residential property lending. In Jersey, we offer select banking and wealth management services. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). Further details on the Butterfield Group can be obtained from our website at: www.butterfieldgroup.com.

Investor Relations Contact:                Media Relations Contact:
Noah Fields                    Nicky Stevens
Investor Relations                     VP, Group Strategic Marketing & Communications
The Bank of N.T. Butterfield & Son Limited            The Bank of N.T. Butterfield & Son Limited
Phone: (441) 299 3816                Phone: (441) 299 1624
E-mail: noah.fields@butterfieldgroup.com             Cellular: (441) 524 4106
E-mail: nicky.stevens@butterfieldgroup.com